FINTECH SCION LIMITED

M Floor & 1st Floor

No. 33 Jalan Maharajalela

50150, Kuala Lumpur, Malaysia

August 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Rucha Pandit
Dietrick King
Scott Stringer
Rufus Decker

Re:	Fintech Scion Limited
Form 10-K for Fiscal Year Ended December 31, 2023
Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2023
File No. 000-55655

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Fintech Scion Limited, a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 11, 2024 (“Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2023, as amended (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Part I

Item 1. Business

Overview, page 1

1.	With a view to providing more balanced disclosure, please disclose here the amount of your revenue for the most recently completed fiscal year and your net income/loss for the most recently completed fiscal year.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has updated the Form 10-K to disclose the amount of our revenue for the most recently completed fiscal year and our net loss for the most recently completed fiscal year. These revisions appear on page 4 and page 42 of the Form 10-K.

2.	Please clarify here that you currently operate in, and derive the bulk of your revenue from, the United Kingdom and Malaysia.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to clarify that we currently operate in and derive the bulk of our revenue from the United Kingdom and Malaysia. These revisions appear on page 3, page 4, page 41 and page 42 of the Form 10-K.

3.	Please balance the aspirational statements in this section with details about your actual business operations. For example, in the fourth paragraph, where you state your “current clientele encompasses an array of enterprises and organizations, spanning varied sectors,” please describe the industry sectors and types of customers you serve. If possible, please provide specific examples. In addition, in the same paragraph, please identify the “specific subset of online businesses that grapple with establishing and maintaining physical bank accounts across multiple territories” that you are referring to and explain why you think this is notable. Please make conforming revisions throughout the prospectus.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to specifically describe the industry sectors and types of customers we serve. These revisions appear on page 3 and page 41 of the Form 10-K. In addition, we have deleted the reference to the “specific subset of online businesses that grapple with establishing and maintain bank accounts across multiple territories” that we referred to in the same paragraph and have made conforming revisions throughout the Form 10-K.

Corporate History and Structure, page 4

4.	Please revise the diagram of your corporate structure on page 5 to add ownership percentages.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the diagram of our corporate structure to add ownership percentages. The revised diagram appears on page 5 of the Form 10-K.

Market Opportunity, page 12

5.	We note your representations on pages 13-14 that the Payment Gateway Market in the Technology Layer is “expected to grow to $174.4 billion in 2027” and the Payment Processing Market in the Payment Layer is “expected to grow to $116.2 billion in 2027.” Please revise to disclose the sources of these statements. In addition, please provide context for the significance to you of the overall dollar value of these markets by clarifying how much of them you believe you would be in a position to address in light of your resources.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised these representations in the Form 10-K to and disclosed the sources of these revised statements and provide context for the significance to us of the overall dollar value of these markets by clarifying how much of them we believe we would be in a position to address in light of our resources. These revisions appear on page 12, page 13, page 14 and page 15 of the Form 10-K.

Government Regulations, page 17

6.	We note your references here to “the Bank.” However, this entity does not appear to be discussed or otherwise referenced within your registration statement. Please advise or revise to describe or define this entity.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to remove all references to “the Bank.” This revision appears on page 18 and page 19 of the Form 10-K..

Item 1A. Risk Factors, page 17

7.	We note your disclosure on page F-16 that “inflationary pressures also caused [y]our forecasted expenses to increase” during the fiscal year ended December 31, 2023. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. As examples only, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to include a risk factor to disclose how recent inflationary pressures have materially impacted our business and operations. This risk factor appears under the heading “we may operate in jurisdictions with historically high rates of inflation” on page 21 of the Form 10-K.

8.	We note your disclosure on page F-16 that your “discounted cash flows utilized a higher risk-adjusted discount rate for the 2023 impairment test, primarily due to central banks raising interest rates in 2023.” To the extent applicable, please update your risk factors to disclose the material impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to include a risk factor to disclose the material impact of any rate increases on our operations and how our business has been impacted. This risk factor appears under the heading “general fluctuations in interest rates may adversely affect our business and operations” on page 21 of the Form 10-K.

9.	Please add a risk factor to address the risks associated with certain of your shareholders potentially having the ability, now or in the future, to exercise significant control over your company.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and have added a risk factor to address the risks associated with certain of our shareholders potentially having the ability, now or in the future, to exercise significant control over our company. This risk factors appears under the heading “certain shareholders may exercise significant control over our business policies” on page 29 of the Form 10-K.

We have a limited operating history with financial results that may not be indicative of future performance . . . page 17

10.	Please revise the risk factor and risk factor heading to clearly disclose your history of net losses.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the risk factor and risk factor heading to clearly disclose our history of net losses. The revised risk factor appears on page 20 of the Form 10-K.

We are subject to chargeback and refund liability risk when our merchants refuse to or cannot reimburse chargebacks . . . page 27

11.	We note your disclosure here that you “are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers.” To the extent your business has been materially affected by risks associated with such chargebacks and refunds, please state as much.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the risk factor to disclose the extent to which our business has been materially affected by risks associated with chargebacks and refunds. This revision appears on page 31 of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 35

12.	Please provide a more robust analysis of your results of operations. For example, expand your discussion of the impact of the restructuring transactions on cost of sales and the changes in selling expenses and general and administrative expenses to address the underlying reasons for changes in qualitative terms. Please refer to Item 303(b) of Regulation S-K.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to provide a more robust analysis of our results of operations. These revisions appear beginning on page 43 through page 46 of the Form 10-K.

Item 13. Certain Relationships and Related Transactions, page 48

13.	If any two of these entities (the Company, Fintech, FintechAsia and/or CICO) had any common owners and/or related parties before their respective transactions, please disclose their names, any positions held at each entity and the percentages of ownership in each entity before and after the transactions. Also, clearly disclose any other related party relationships between each of these entities. For example, based on your disclosure on page F-9, it appears that CICO and the Company may have common ownership, but who the common owners are, the extent of common ownership and any other related party relationships are not disclosed.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to disclose, to the extent any two of these entities had any common owners and/or related parties before their respective transactions, the names, positions held at each entity and the percentage of ownership in each entity before and after their transactions. These revisions appear on page 58, page 59 and page 60 of the Form 10-K.

General

14.	In an appropriate section of this filing, please provide a fuller description of your core business activities. In doing so, please be as specific as possible.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to provide a fuller description of our core business activities. These revisions appear on page 6 of the Form 10-K.

15.	In an appropriate section of this filing, please disclose a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from six services: payment services; business accounts; SEPA and SWIFT payments; foreign exchange conversion; acquirer services; and whitelabelling. However, it is not clear how much each of these services contributes to your revenue. If any of these services are currently dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Form 10-K to disclose a breakdown of revenue for each of our major services. This revision appears on page 43 of the Form 10-K.

Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2023

Audited Consolidated Financial Statements, page F-1

16.	Please confirm that the statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for periods prior to November 30, 2022 are those of Fintech (the accounting acquirer) and do not include any of the Company’s or FintechAsia’s operations, changes in equity (except for the Company’s capital structure) or cash flows. Otherwise, tell us how your accounting for the November 30, 2022 reverse acquisition complies with GAAP. Also, tell us why the 101.667 million shares issued to Fintech (per page F-9) are not reflected as outstanding in your statements of stockholders’ equity just before the reverse merger with the 97.076 million shares effectively issued to the Company (per page F-9) being reflected as issued on November 30, 2022. Refer to ASC 805-40-45.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has restated the financial statements appearing on pages F-3 to F-7 to comply with GAAP standards, where the 2022 financial results (retained earnings) of the Company and its subsidiary, FintechAsia only include December 2022 results (excluding January 2022 to November 2022 earnings).

Please refer to our responses in question 17 for the accounting standard of reverse acquisition.

Regarding the issuance of shares to FintechAsia and Fintech is reflected in our Statements of Stockholders’ Equity on Page F-5 where the Company issued 193,333,333 shares in the financial year 2022 for the acquisitions of FintechAsia and Fintech. The Company issued 91,666,667 shares to FintechAsia’s shareholders and 101,666,666 shares to Fintech’s shareholders.

Therefore, the outstanding shares of the Company as of December 31, 2022, increased from 5,409,310 shares (after the effectiveness of the 10-to-1 reverse stock split on April 11, 2022) to 198,742,643 shares.

Consolidated Balance Sheet, page F-4

17.	Please tell us your basis in GAAP for presenting a line item for merger reserves of $55 million on your balance sheet. Cite the GAAP literature you are relying upon and explain how you are applying it.

RESPONSE:	Background

In early Q1 of 2022, both the management of Fintech Scion Limited (UK) (“FSLUK”) and FintechCashier Asia P.L.C. (previously known as HWGG Capital P.L.C. (“HWGG”)), met to discuss the possibility of business collaboration. Upon understanding each other’s business, both companies decided to merge their businesses due to their similar business activities.

During these discussions, the management of HWGG informed FSLUK that HWGG was in talks to be acquired by Fintech Scion Limited (previously known as HWGC Holding Limited (“HWGC”), a Nevada company quoted under OTC Markets Group. The management of HWGG extended an invitation to FSLUK to be part of this acquisition by HWGC, seeing the potential benefits of consolidating their business activities under one umbrella. HWGG and HWGC were under common control, as the former major shareholder of HWGG, Lim Chun Hoo, who held 56.5% shares in HWGG, had more than 51% control of HWGC, including the shares held by his affiliates (refer to the table below for the share calculation):

Shareholder of HWGC	Number of Shares held in HWGC (Prior to the Acquisitions)	Percentage held
Lim Chun Hoo	99,976	1.8%
Lim Chun Yen	1,226,336	22.7%
Dato' Lim Ooi Hong	468,244	8.7%
Lim Yi Chin	299,850	5.5%
Ho Wah Genting Group Sdn Bhd	196,092	3.6%
Aaliyah Lim Binti Abdullah	100,000	1.8%
Lim Ching Yee	100,000	1.8%
Lim Hui Boon	100,000	1.8%
Lim Soo Fong	100,000	1.8%
Tang Nyot Keow	100,000	1.8%
Vspark Malaysia Sdn Bhd	45,172	0.8%
Marvel Theme Park City Sdn Bhd	22,936	0.4%
Total		52.5%

The shareholders listed above has agreed to provide their authorization to Lim Chun Hoo as to act as common control owner for the acquisition of HWGG.

On November 15, 2022, the acquisition of HWGG by HWGC was consummated. The consideration for this acquisition was approximately $55,000,000, settled by HWGC issuing 91,666,667 shares to the former shareholders of HWGG in exchange for the entire HWGG's shares. No cash consideration was involved. Upon the completion of the acquisition, HWGC owned 100% of HWGG.

Subsequently, there was a change in HWGC directorship on November 21, 2022:

Name of Director	Appointment/Resignation
Lim Chun Hoo	Appointed
Mok Lip Bin	Appointed

After further discussion with the FSLUK management, HWGC decided to acquire FSLUK for a consideration of $61,000,000 for the total outstanding shares of FSLUK. The consideration was satisfied by HWGC issuing 101,666,666 shares to the former shareholders of FSLUK in exchange for the entire FSLUK's shares. No cash consideration was involved. Upon the completion of the acquisition, HWGC owned 100% of FSLUK.

The former shareholders of FSLUK consist of the following:

Shareholder Name	Before acquisition of FSLUK – shares held in FSLUK		After acquisition of FSLUK – shares held in HWGC
	Shares	Percentage	Shares	Percentage
Shalom Dodoun	42,500	85%	86,416,667	43.48%
Natalie Kastberg	2,500	5%	5,083,333	2.56%
Paul A. Renner	2,500	5%	5,083,333	2.56%
Radoslaw Stawiarski	2,500	5%	5,083,333	2.56%
Total	50,000	100%	101,666,666	51.16%

After the completion of the acquisition of FSLUK on November 30, 2022, the major shareholder of HWGC (those holdings 5% and above) were as follow:

Shareholder of HWGC	Number of Shares held in HWGC (Post Acquisitions)	Percentage held
Shalom Dodoun	86,416,667	43.5%
Lim Chun Hoo	51,922,257	26.1%

On December 30, 2022, HWGC disposed of its former subsidiaries, namely Aelora Sdn Bhd (previously known as Vitaxel Sdn Bhd (“VSB”)) and Vitaxel Online Mall Sdn Bhd (“Vionmall”), to Leong Yee Ming, the former chief executive officer, chief financial officer, and director of HWGC, for an aggregate consideration of RM4,500,002. The consideration was paid through the intercompany debt owed by HWGC to VSB, with no cash involved.

Following this there was a further change in HWGC directorship on February 23, 2023:

Name of Director	Appointment/Resignation
Shalom Dodoun	Appointed
Colin Ellis	Appointed
Richard Berman	Appointed
Leong Yee Ming	Resigned
Christine Kulbas	Resigned
Mok Lip Bin	Resigned

After several corporate restructuring for the Reverse Merger, HWGC and HWGG underwent name change exercises on May 16, 2023 and May 17, 2023, respectively, as part of a rebranding effort.

Former Name	Current Name
HWGC Holdings Limited	Fintech Scion Limited
HWGG Capital P.L.C.	FintechCashier Asia P.L.C.

GAAP analysis

ASC 805 – Common control

Common control transactions involving the transfer of a business ordinarily will result in a change in reporting entity for the receiving entity and require retrospective combination of the entities for all periods presented using the historical cost basis of the parent.

805-50-30-5. The accounting treatment between HWGC and HWGG is accounted as under common control. HWGC, as the party receiving the equity interests, measures the recognized assets and liabilities transferred at their carrying amounts in the accounts of HWGG at the date of transfer.

There is no definition of common control in the Accounting Standards Codification. The Emerging Issues Task Force attempted to define common control in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), but did not reach a consensus. Therefore, in the absence of definitive guidance issued by the FASB, it is helpful to consider the SEC staff’s conclusions expressed during the deliberations in EITF 02-5 that common control exists between (or among) separate entities in the following situations:

●	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.

●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

●	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Entities may be owned in varying combinations among living siblings and their children. Those situations require careful consideration regarding the substance of the ownership and voting relationships.

Analysis:

The shareholders of HWGG before and after the acquisitions are as follows:

Shareholder name	Before acquisition of HWGG – shares held in HWGG		After acquisition of HWGG– shares held in HWGC		After acquisition of FSLUK – shares held in HWGC
	Shares	Percentage	Shares*	Percentage	Percentage
Lim Chun Hoo	2,160,000	56.5%	51,922,257	53.49%	26.13%
Lim Ooi Hong	222,883	5.8%	5,815,609	5.99%	2.93%
Marvel Theme Park City Sdn Bhd	300,000	7.9%	7,220,476	7.44%	3.63%
Lee Kian Keow	222,500	5.8%	5,338,176	5.50%	2.69%
Tai Thong Ming	190,290	5.0%	4,565,400	4.70%	2.30%
Liew Jenn Lim	114,890	3.0%	2,756,418	2.84%	1.39%
Lim Wee Kiat	152,590	4.0%	3,660,909	3.77%	1.84%
Mok Lip Bin	76,300	2.0%	1,830,575	1.89%	0.92%
Teo Tiew	76,300	2.0%	1,930,575	1.99%	0.97%
Lim Chun Yen	6,250	0.2%	1,376,285	1.42%	0.69%
Tan Kok Leong	37,820	1.0%	907,370	0.93%	0.46%
Leong Yee Ming	6,250	0.2%	1,225,318	1.26%	0.62%
Yew Hoo Yong	129,990	3.4%	3,118,694	3.21%	1.57%
Anjuran Stabil Sdn Bhd	124,687	3.3%	2,991,466	3.08%	1.51%
Total	3,820,750	100.0%	94,659,528	97.51%	47.63%

*The shares include the original shares held by the holders prior to the acquisition.

To ensure that HWGC complies with the above requirement, particularly on “A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.” Mr. Lim Chun Hoo has obtained the authority to act as common control on HWGC from a group of affiliate shareholders listed in the above table.

HWGC met the requirement of common control.

GAAP analysis

ASC 805 – Reverse Acquisition

ASC 805-40-25-1 states that the guidance in ASC 805-40 on reverse acquisitions only applies if the accounting acquiree meets the definition of a business in ASC 805.

Definition of business

805-10-55-4 a. Input. HWGC is a holding company incorporated in Nevada that owns 100% of HWGG. VSB and Vionmall are the former wholly-owned subsidiaries of HWGC and were disposed by HWGC on December 30, 2022. All of HWGG, VSB, and Vionmall (collectively “HWGC’s subsidiaries”) have their own intellectual properties, employees, licenses, and operating systems to generate revenue.

Due to the Covid-19 pandemic, the business of VSB and Vionmall were badly affected, while HWGG was able to continuously generating significant revenue and profits during this period due to its nature of business.

805-10-55-4 b. Process. Each of HWGC’s subsidiaries has its own operating system to ensure that it can generate revenue. Each subsidiary has its own strategic plan for expanding its businesses. For example, VSB is a multi-level marketing (“MLM”) company. It has a MLM license in Malaysia, carries physical products to be sold to clients, and has employees, including MLM agents to push for sales. Vionmall is in e-commerce business, with a list of online merchants, where its clients can become users by subscribing to the online portal. HWGG is a license entity in money broking and payment operator business. It has its own operating system, software and mobile app for payment services purposes. Each subsidiary is run by different group employees (while some functions are shared) and management to provide the roadmap for business expansion and to generate revenue.

805-10-55-4 c. Output. Each subsidiary has its own base of clients to generate revenue. VSB provides physical products, Vionmall provides e-commerce platform, and HWGG provides Fintech-related payment solution services.

805-10-55-5A. The fair value of the gross assets acquired is based on the entire assets minus liabilities of HWGC, it does not concentrate on a single identifiable asset or group of similar identifiable assets. Table below shows the calculation of the fair value of HWGC as of December 2022:

Assets and Liabilities of HWGC	Fair Value
Property, plant and equipment*	$21,807
Intangible asset	$59,803
Current asset	$7,239,547
Current liabilities	($4,870,094)
Fair value of net assets acquired	$2,451,063

*The property, plant and equipment include office equipment, computer equipment, furniture and fittings, motor vehicle, software and website, and renovations.

HWGC met the requirement of definition of a business.

805-40-30-2. There is no consideration issued by FSLUK (accounting acquirer) to HWGC (accounting acquiree) apart from the shares swapped between the parties, whereby the former shareholders of FSLUK received the newly issued common shares of HWGC in exchange of their shares in FSLUK. Table below shows the number of shares exchanged:

Shareholder Name	Before acquisition of FSLUK – shares held in FSLUK		After acquisition of FSLUK – shares held in HWGC
	Shares	Percentage	Shares	Percentage
Shalom Dodoun	42,500	85%	86,416,667	43.48%
Natalie Kastberg	2,500	5%	5,083,333	2.56%
Paul A. Renner	2,500	5%	5,083,333	2.56%
Radoslaw Stawiarski	2,500	5%	5,083,333	2.56%
Total	50,000	100%	101,666,666	51.16%

A reverse acquisition occurs if the entity that issues securities (the legal acquirer) is identified as the acquiree for accounting purposes and the entity whose equity interests are acquired (legal acquiree) is the acquirer for accounting purposes. Upon completion of the acquisition, the shareholders of FSLUK obtained control of HWGC by owing approximately 51.16%. Due to this, FSLUK was identified as the accounting acquirer (legal acquiree) and HWGC was identified as the accounting acquiree (legal acquirer) under ASC 805.

HWGC met the requirement of reverse acquisition.

Presentation of consolidated financial statement

HWGC is the surviving legal entity in a reverse acquisition and continues to issue financial statements. Subsequent to the acquisition, HWGC name was changed to Fintech Scion Limited (adopting the same name with the FSLUK, which is accounted as wholly own subsidiary). The consolidated financial reporting reflects the accounting from the perspective FSLUK, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree) in accordance with ASC 805-40-45-1.

The presentation of the consolidated financial statements represents the continuation of the FSLUK (legal acquiree), except for the legal capital structure in a reverse acquisition. Historical shareholders’ equity of the FSLUK (legal acquiree) prior to the reverse acquisition is retrospectively adjusted (a recapitalization) for the equivalent number of shares received by the accounting acquirer after giving effect to any difference in par value of the issuer’s and acquirer’s stock with any such difference recognized in equity. Retained earnings (deficiency) of the FSLUK are carried forward after the acquisition. Operations prior to the merger are those of the FSLUK. Earnings per share for periods prior to the merger are retrospectively adjusted to reflect the number of equivalent shares received by the FSLUK in accordance with ASC 805-40-45-2.

HWGC met the requirement of consolidated business combination.

Consideration transferred in a reverse acquisition

805-40-55-5. On November 30, 2022, HWGC issued 2,033.33 (101,666,666 / 50,000) shares in exchange for each common share of FSLUK. All of FSLUK’s shareholders exchanged their shares in FSLUK. Therefore, HWGC issuing a total of 101,666,666 common shares in exchange for all 50,000 common shares of FSLUK.

805-40-55-6. It was stated in the agreement that the consideration price would be $0.60 per share of HWGC.

805-40-55-7. The fair values of HWGC's identifiable assets and liabilities at November 30, 2022, are the same as their carrying amounts.

805-40-55-9. The calculation of the fair value of the consideration transferred follows.

805-40-55-10. According to ASC 805-40-30-2, in a reverse acquisition, the accounting acquirer usually issues no consideration for the acquiree. Instead, the accounting acquiree usually issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equities interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition.

	HWGC (Legal Parent, Accounting Acquiree)	FSLUK (Legal Subsidiary Accounting Acquirer)
Outstanding common share immediately before acquisition date	97,075,977	50,000

On the acquisition date:

●	HWGC issued 101,666,666 shares in exchange for FSLUK 50,000 shares;

●	The shareholders of FSLUK own 51.16% (101,666,666 issued shares / 198,742,643 total outstanding shares after acquisition) of the new combined entity;

●	The shareholders of HWGC own 48.84% (97,075,977 outstanding shares before acquisition / 198,742,643 total outstanding shares after acquisition) of the new combined entity; and

●	Market price of a share of HWGC is $0.60.

Analysis:

The fair value of the consideration effectively transferred should be measured based on the most reliable measure. Because FSLUK is a private company, the fair value of HWGC’s shares is likely more reliably measurable. Using HWGC’s fair value, the consideration effectively transferred would be measured using the market price of HWGC’s shares ($0.60/share) multiplied by the number of shares owned by HWGC shareholders of the newly combined entity (97,075,977 shares) or $58,245,587 (rounded up).

HWGC met the requirement on measuring consideration transferred.

Consolidated Statements of Income or Loss and Comprehensive Income or Loss, page F-5

18.	Please tell us how you computed the average number of common shares outstanding in each period presented. In doing so, explain your basis in GAAP for treating the 97.076 million shares effectively issued to the Company on November 30, 2022 as outstanding for all of 2022. Also, explain your basis in GAAP for treating the 100 million shares issued to CICO on October 11, 2023 as outstanding for all of 2023. Refer to ASC 260 and ASC 805-40-45-3 through 45-5. Additionally, tell us the dollar amounts recorded in each line item of your statements of income or loss for each period presented related to the CICO asset acquisition and the dates you started and stopped reflecting these amounts in your statements of income or loss. Please also tell us the dollar amounts of the various assets and liabilities reflected on your December 31, 2023 balance sheet related to the CICO asset acquisition and explain your GAAP basis for keeping these assets and liabilities and 100 million shares issued to CICO on your balance sheet after the Company and CICO mutually agreed to unwind the transaction on December 27, 2023.

RESPONSE:	Calculation of weighted average number of common shares outstanding based on GAAP accounting standard ASC 805-40-55-16:

Financial year end 2022

Description	Weighted average shares
Outstanding Shares at the beginning of the year reflected the 1-10 reverse stock split, which took effect on April 11, 2022 (from 1 Jan 2022 to 20 Nov 2022 = 324 days) (5,409,310 shares x 324 days / 365 days)	4,801,689
Share issuance for FCA acquisition 91,666,667 shares (from 21 Nov 2022 to 30 Nov 2022 = 10 days) (97,075,977 shares x 10 days / 365 days)	2,659,616
Share issuance for FSLUK acquisition 101,666,666 shares (from 1 Dec 2022 to 31 Dec 2022 = 31 days) (198,742,643 shares x 31 days / 365 days)	16,879,512
Weighted average number of common shares outstanding for 2022	24,340,817
Net income / (loss) per share for 2022 ($6,069,535/ 24,340,817 shares)	0.25

Financial year end 2023

Description	Weighted average shares
Outstanding Shares at the beginning of the year (from 1 Jan 2023 to 14 Nov 2023 = 318 days) (198,742,643 shares x 318 days / 365 days)	173,151,125
Share issuance for CICO's Assets acquisition 100,000,000 shares (from 15 Nov 2023 to 31 Dec 2023 = 47 days) (298,742,643 shares x 47 days / 365 days)	38,468,231
Weighted average number of common shares outstanding for 2023	211,619,356
Net income / (loss) per share for 2023 (($40,658,399) / 211,619,355 shares)	(0.19)

Both of the calculation on weighted average number of common shares has been updated in the financial statement.

The Company entered into an Asset Conveyance Agreement with CICO on October 11, 2023, and subsequently, on December 27, 2023, the agreement was terminated because CICO was unable to provide us their financial statements. Due to this, we are unable to provide a separate statement of income and loss or the asset and liabilities of CICO, as do we do not have the information. Apart from issuance of shares to CICO, our 2022 and 2023 financial statements do not include the financial statements of CICO.

The Company unwound the transaction on December 27, 2023, as disclosed in 8K. However, the process of unwinding was only completed, meaning the 100 million shares issued to CICO were only cancelled from the Transfer Agent’s record on January 30, 2024. This resulted in the issuance of 100 million shares still being recorded in the shareholder list of the Company on December 31, 2023.

Note 1. Organizing and Business, page F-8

19.	Your subsidiary, HWG Cash Singapore Pte Ltd. is engaged in trading digital assets. Please explain in greater detail the nature and extent of this entity's digital asset activities and the accounting policies applied.

RESPONSE:	HWG Cash Singapore Pte Ltd is dormant since incorporation. The original intention was to obtain a trading digital assets license in Singapore but the idea was dropped after the digital asset crash in 2022. Since the company does not incur any business activity, there are no accounting policies applied to this company apart from the dormant status policies. We have added a note in Page 5 to stating that the company is dormant.

Restructuring Transactions

Disposal of ASB and VOM, page F-10

20.	We note you recorded a gain on disposal of subsidiaries of $5.5 million as other income for the year ended December 31, 2022. Tell us how you considered the guidance of ASC 205-20-45 in determining that the disposals of ASB and VOB did not represent a strategic shift and did not qualify as discontinued operations.

RESPONSE:	Background

On December 30, 2022, HWGC disposed of its former subsidiaries, namely Aelora Sdn Bhd (previously known as Vitaxel Sdn Bhd (“VSB”)) and Vitaxel Online Mall Sdn Bhd (“Vionmall”), to Leong Yee Ming, the former chief executive officer, chief financial officer, and director of HWGC, for an aggregate consideration of RM4,500,002. The consideration was paid through the intercompany debt owed by HWGC to VSB, with no cash involved. The main purpose of disposing the two companies are as follows:

●	Restructuring HWGC's debt; and

●	Discontinuing non-active or dormant companies within the group.

GAAP analysis

ASC 205 – Discontinue Operation

205-20-45-1B. The disposal of VSB and Vionmall is not considered a strategic shift that has a major effect on HWGC’s operation and financial results because the two companies have had minimal operations since 2020 when the Malaysian government imposed the restricted movement controls on entire Malaysia due to Covid-19 pandemic. Furthermore, the two companies did not meet the requirements as described in 205-20-45-1B:

a.	Criteria on 205-20-45-1E. HWGC does not meet the criteria in c (there are no active program to locate a buyer(s)) and e (HWGC had not been actively marketing the entities to be sold in the market).

b.	The management only made the decision to dispose of the entities due to their lack of contribution to the group and they were subsequently disposed of to the former director of HWGC, Leong Yee Ming (who resigned as a director of HWGC on February 23, 2023). The price consideration amounted to $1,124,998 was not paid in cash but rather as a restructuring of debt between HWGC and VSB.

c.	Paragraph 360-10-45-15. The disposal of the two companies is not as an abandonment or a distribution to owners in a spinoff but rather is to discontinue the non-active companies and as a debt restructuring.

ASC 810-10-40 requires the reporting entity to deconsolidate a subsidiary or derecognize a group of long-lived assets as of the date the reporting entity ceases to have a controlling financial interest. Full gain or loss is recognized in net income in the period of deconsolidation or derecognition.

ACS 810-10-55-4A provide the gain or loss calculation, which is the difference between (a) and (b):

(a)	The aggregate of:

●	the fair value of the consideration received,

●	the fair value of any retained noncontrolling investment in the former subsidiary on the date the subsidiary is deconsolidated, and

●	the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income or loss attributable to the NCI) on the date the subsidiary is deconsolidated.

(b)	The carrying amount of the former subsidiary’s net assets

The net gain of disposal derived from two main portion:

●	The net liabilities of the two companies amount to $4,356,180. Upon disposal of the two subsidiaries, the net liabilities no longer associate with the Company, therefore, the amount; and

●	The disposal consideration to satisfied the intercompany debt of $1,124,998.

Table below shows the calculation on the net gain/loss on the disposal of the two subsidiaries:

Description	For the year ended December 31, 2022
	ASB	VOM	Total
Property, plant and equipment, net.	$ 11,824	$ 229	$ 12,053
Rights-of-use assets	$ 13,854	—	$ 13,854
Cash and cash equivalents	$ 75,389	—	$ 75,389
Other receivables, prepayments and other current assets	$ 10,793	$ 2,156	$ 12,949
Other payables	($ 4,365,372)	($ 25,528)	($ 4,390,900)
Lease liabilities	($ 79,525)	—	($ 79,525)
Net liabilities disposed	($ 4,333,037)	($ 23,143)	($ 4,356,180)
Consideration received, satisfied in assignment of intercompany debt	($ 1,124,997)	($ 1)	($ 1,124,998)
Net gain on disposal of subsidiaries	($ 5,458,034)	($ 23,144)	($ 5,481,178)

The two disposed entities did not meet the requirement for discontinued operations.

Note 5. Goodwill, page F-17

21.	Please tell us the amount of goodwill allocated to each reporting unit as of each balance sheet date. If any goodwill was allocated to Fintech in the November 30, 2022 reverse merger, please also explain your basis in GAAP for doing so..

RESPONSE:	GAAP analysis ASC 805 – Goodwill

The measurement of Goodwill is based on 805-40-55-11, with the illustration given in 805-40-55-12.:

	$	$
Consideration effectively transferred net recognized value of HWGC’s identifiable assets and liabilities		58,245,587
- Current assets	7,239,547
- Non-current assets	40,805
- Current liabilities	(4,870,094)
- Non-current liabilities	-	(2,451,063)
Goodwill		55,794,524

The Goodwill is accounted and recorded according to 805-40-55-13 as a business combination entity between HWGC (as the holding company), HWGG (operating company) and FSLUK (operating company) at the financial year end December 31, 2022, excluding VSB and Vionmall as the two entities have been disposed of on December 30, 2022.

HWGC met the measurement of Goodwill.

Sincerely,

Fintech Scion Limited

/s/ Colin Ellis
By:	Colin Ellis
Title:	Chief Financial Officer